EXHIBIT 1

April 10, 2006 FOR IMMEDIATE RELEASE Enerplus Resources Fund TSX: ERF.UN NYSE: ERF	Enerplus Resources Fund The Dome Tower 3000, 333-7th Avenue SW Calgary, Alberta T2P 2Z1 Tel 403.298.2200 Fax 403.298.2211 www.enerplus.com

ENERPLUS CELEBRATES 20TH ANNIVERSARY
BY INVESTING $5 MILLION IN SAIT POLYTECHNIC

Contribution to go toward new applied research and innovation centre at SAIT

April 10, 2006, Calgary, Alberta - Enerplus Resources Fund today announced that as part of its 20th anniversary celebrations, they are making the largest ever corporate contribution to SAIT Polytechnic in its 90-year history - $5 million.

The record contribution is truly a gift that keeps on giving - enabling SAIT Polytechnic to increase its capacity to conduct applied research and innovation services for the energy and related sectors.

“The investment by Enerplus in trades and technical training puts SAIT a step closer toward realizing its dream of building a new state-of-the-practice trades and technology complex,” says Irene Lewis, President and CEO of SAIT Polytechnic. “Enerplus has put us in a better position to increase our capacity, offer training to more students, and address the shortage of skilled labour in Alberta.”

“Specifically, the $5 million given to SAIT by Enerplus will go toward creating a new centre in the Trades and Technology Complex that will specialize in applied research and innovation,” says Lewis. “In recognition of the generosity displayed by Enerplus, the new applied research and innovation centre will be named the Enerplus Innovation Centre.”

The energy industry as a whole will benefit from Enerplus’ donation. Sixty per cent of the applied research and innovation services in the new Enerplus Innovation Centre will go toward supporting applied research for the oil and gas industry.

“We recognize the growing demand for skilled workers in our industry and believe that we need to work with both educational institutions such as SAIT and government to develop a strategy to meet these needs” says Gordon Kerr, President and Chief Executive Officer of Enerplus. “We’ve enjoyed tremendous growth and success in our 20 years as an income fund and without talented and dedicated people, that success would never have been possible. Our founder, Marcel Tremblay, was an innovator and visionary in his creation of Enerplus and we feel that this contribution to SAIT is a fitting tribute to him and one that will create a legacy for the future innovators of Alberta’s oil and gas industry.”

2006 marks the 20th anniversary of Enerplus Resources Fund, the first oil and natural gas income fund in Canada. Over the past two decades Enerplus has grown from a $9 million initial public offering to having an enterprise value of over $7 billion today. With operations throughout western Canada and in the United States, Enerplus is one of the largest oil and gas income funds in North America. Enerplus is recognized for its leadership, innovation, technical skills and long-term financial performance.

The Enerplus Innovation Centre will be an essential part of the SAIT Polytechnic Vision. SAIT’s Applied Research and Innovation Services Department is industry’s link to accessing the Institute’s expertise, state-of-the-art facilities, and resources to engage in innovative applied research and development projects. Applied Research and Innovation Services connects industry with SAIT experts enabling organizations to refine products and processes; prototype, simulate and validate new technologies; develop and incubate new business; commercialize innovative technologies; train employees; gain access to research and innovation funding; and learn of new technology development opportunities.

With the development of a new Trades and Technology Complex, SAIT plans to double the number of seats it will offer in energy, construction, manufacturing and automation, and transportation. All are industry areas with huge demand for more skilled workers. SAIT plans to meet the demand by offering an additional 2,735 student seats in certificate, diploma, and applied degree programs as well as almost 6,000 more apprenticeship seats.

To learn more about SAIT’s Applied Research and Innovation Services, visit www.sait.ca/appliedresearch.

Media inquiries please contact:

Larry Lalonde	Jo-Anne Caza
SAIT Public & Community Relations Specialist	Vice-President, Investor Relations
Bus: (403) 284-8473;	Enerplus Resources Fund
Cell: (403) 512-3291	Tel: (403) 298-2273
Email: larry.lalonde@sait.ca	Email: jcaza@enerplus.com